P.E. 2/7/14

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005969

March 21, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 3-21-14

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Re: Target Corporation
Incoming letter dated February 7, 2014

Dear Ms. Seidel:

This is in response to your letter dated February 7, 2014 concerning the shareholder proposal submitted to Target by Richard J. Will. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Richard J. Will

*** FISMA & OMB Memorandum M-07-16 ***

March 21, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Target Corporation
Incoming letter dated February 7, 2014

The proposal would have the company's board and compensation committee cease paying for perquisites for all named executives of the corporation starting in fiscal year 2014.

There appears to be some basis for your view that Target may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Target with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Target omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Target may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. We are also unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Target may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FaegreBD.com

FAEGRE BAKER DANIELS

USA ▾ UK ▾ CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct **+1 612 766 7769**

Faegre Baker Daniels LLP
2200 Wells Fargo Center ▾ 90 South Seventh Street
Minneapolis ▾ Minnesota 55402-3901
Phone **+1 612 766 7000**
Fax **+1 612 766 1600**

February 7, 2014

VIA E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Target Corporation – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Richard J. Will Regarding Eliminating Perquisites

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Target Corporation, a Minnesota corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders scheduled for June 11, 2014 (the "2014 Proxy Materials") a shareholder proposal (the "Proposal") from Richard J. Will (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2014 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2014 Proxy Materials on or about April 28, 2014.

The Proposal

The Company received the Proposal on October 8, 2013. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution reads as follows:

> Resolved that Target Corporation's Board of Directors and Compensation Committee cease paying for perquisites for all named executives of the corporation starting in fiscal year 2014.

Bases for Exclusion

We hereby respectfully request the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(1) because the Proposal is not a proper action for shareholders under Minnesota law; and
- Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite and materially false and misleading in violation of Rule 14a-9.

Analysis

I. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(1) Because The Proposal Is Not A Proper Action For Shareholders Under Minnesota Law.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." We believe that the Company may exclude the Proposal under this basis because the Proposal is not a proper subject for action by shareholders under the laws of the State of Minnesota, the jurisdiction of the Company's incorporation.

The Proposal is stated in mandatory rather than precatory language. Section 302A.201, Subd. 1 of the Minnesota Business Corporation Act (the "MBCA") states that "[t]he business and affairs of a corporation shall be managed by or under the direction of a board, subject to the provisions of subdivision 2 and section 302A.457." Section 302A.201, Subd. 2 addresses management by the unanimous action of the shareholders, and Section 302A.457 addresses shareholder control agreements, neither of which are applicable here. Furthermore, Section 302A.161, Subd. 18 gives the corporation the authority to "fix [the] compensation" of the Company's officers, employees and agents. Accordingly, in our opinion, the language of the Proposal mandating that the Board and Compensation Committee take a specific action is contrary to the MBCA.

The Note to Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In the 1976 adopting release for certain amendments to Rule 14a-8(c)(1) (now Rule 14a-8(i)(1)), the Commission stated:

> The text of the above Note is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(1). In this regard, it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that "the business and affairs of every corporation organized under this law shall be managed by its board of directors," or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The Proposal mandates that the Company's Board and Compensation Committee "cease paying for perquisites for named executives." The Proposal therefore requires the Board and Compensation Committee to perform specific actions, leaving no discretion to the Board. Thus, the Proposal seeks to usurp the discretion of the Board. The Staff consistently has concurred that a shareholder proposal mandating or directing that a company's board of directors take certain actions is inconsistent with the discretionary authority granted to the board of directors under state law and is therefore excludable under Rule 14a-8(i)(1). *See National Technical Systems, Inc.* (Mar. 29, 2011); *Bank of America Corp.* (Feb. 16, 2011); *MGM MIRAGE* (Feb. 6, 2008); *Cisco Systems, Inc.* (Jul. 29, 2005). In each case, the Proposal mandated, rather than requested, that the company take a specific action. Similarly, the Proposal is not a proper subject for shareholder action under Minnesota state law since it mandates, instead of requests, that the Board address a matter clearly within its discretion and purview, and therefore the Proposal may be excluded pursuant to Rule 14a-8(i)(1).

II. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite And Materially False And Misleading In Violation Of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." Specifically Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("SLB 14B"), the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading."

Additionally, the Staff has said that a proposal is impermissibly vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

A. The Proposal Fails to Define Key Terms and Provide Necessary Guidance on its Implementation

The Staff has consistently permitted exclusion of executive compensation proposals where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the Staff concluded that the proposal was impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3). In *General Electric Co. (Newby)* (Feb. 5, 2003), for example, the Staff permitted exclusion of a proposal requesting that the board "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees," where the proposal failed to define critical terms such as "compensation" and "average wage" and also failed to provide guidance on how the proposal should be implemented. *See also General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy in which the vesting of equity awards would not accelerate upon a change of control, other than a pro rata basis, where it was unclear what "pro rata" meant); *Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives"); *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors," where the proposal failed to define the critical term "benefits" and also failed to provide guidance on how benefits should be measured for purposes of the proposal); and, most significantly, *Eastman Kodak Co. (Kuklo)* (Mar. 3, 2003) (permitting exclusion of a proposal seeking to cap executive salaries at $1 million to "include bonus, perks [and] stock options," where the proposal failed to define key terms such as "perks" and did not specify how options were to be valued).

The Proposal, like the proposals addressed in the letters cited above, fails to define certain key terms and fails to provide guidance necessary to explain how the Proposal would be implemented. As a result, neither shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, and any action taken by the Company could be significantly different from what shareholders envision when voting on the Proposal.

The Proposal did not contain a detailed definition of "perquisites." The supporting statement states that "[t]he definition of perquisite is; [sic] a privilege of profit incidental to regular salary or wages." The Proposal's purported definition of "perquisites" uses other undefined terms that are subject to various interpretations, such as "profit" and "regular salary or wages." The Merriam-Webster dictionary defines wages as "a payment usually of money for labor or services usually according to contract and on an hourly, daily, or piecework basis," which suggests that wages are the same as salary.

Based on this broad definition offered by the Proposal, it appears that bonuses, equity awards, pension benefits and other customary employee benefits would be considered "perquisites" because all of those items may be considered to be outside "regular salary or wages." Ordinarily, and consistent with the executive compensation disclosure rules under Item 402 of Regulation S-K, perquisites are defined much more narrowly and would not include those items. The types of perquisites described in the supporting statement (i.e., "reimbursements for car use, personal use of company aircraft, reimbursement of financial management expenses, reimbursement of home security expenses, on-site parking, on-site exercise room, spousal travel on business trips, gifts, and executive physicals" and "housing expenses, personal travel, legal services (wills, purchases of homes, divorce), and children's weddings") are also more consistent with Item 402's more narrow definition of perquisites. The Proposal's broad definition of "perquisites" is in conflict with both the more narrow Item 402 rules for disclosing perquisites and the examples of perquisites provided in the proposal.

Finally, the Proposal is unclear as to how the elimination of perquisites would be implemented, particularly in light of the Proposal's requirement to cease paying perquisites starting in "fiscal year 2014." The Company's 2014 fiscal year already commenced on February 2, 2014. Accordingly, it is unclear whether the Proposal requires the Company to recover any perquisites provided to named executives prior to the date on which shareholders vote on the Proposal if it is approved.

Given that the Proposal fails to define multiple key terms and fails to provide guidance necessary for its implementation, it is unclear what actions the Company would have to take to implement the Proposal. Any action taken by the Company could be significantly different from the shareholders' interpretation of the Proposal when it is voted upon.

B. The Proposal and the Supporting Statement Contain False and Materially Misleading Statements

As indicated above, in SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." Accordingly, the Staff has permitted companies to exclude shareholder proposals where the proposal or supporting statement contained key factual statements that were materially false or misleading.

The supporting statement is false and misleading in the following respects:

- In the second sentence of the supporting statement, the Proponent indicates his belief that Target's named executives have not "demanded these payments (*with their income tax consequences such as gross ups*)." (emphasis added) The reference to gross-ups is misleading in that it (i) suggests that gross-ups are a necessary income tax consequence of a perquisite, which is not the case (rather, tax gross-ups are something that companies could voluntarily provide to executives; however, Target does not do so), and (ii) implies that Target provides tax gross-ups for perquisites, which it does not. In the Company's definitive proxy statement filed with the Commission on April 29, 2013 (the "<u>2013 Proxy</u>

Statement"), the Company stated that it does "[n]ot provid[e] tax gross-ups to our executive officers" and that "[n]o tax gross-ups are provided on [the] perquisites" (*see* pages 27 and 44 of the 2013 Proxy Statement).

- In the fourth sentence, the Proponent states that "Target's compensation levels are about equal to Walmart's which has 6.5 times total revenue." The total compensation of the five highest paid named executives of the Company and Walmart for each company's fiscal year ended in January 2013, as reported in the Summary Compensation Tables of their respective proxy statements, indicates that the top five highest paid named executives at Walmart received, in the aggregate, more than 140% of the aggregate total compensation paid to the top five highest paid named executives at Target, which increases to more than 180% when you exclude the compensation of the CEO. Accordingly, the statement that the compensation levels are "about equal" is misleading. The statement also suggests that total revenue relative to peers is the main driver of compensation levels. In reality, the Company's peer groups, which are used to evaluate its compensation levels and practices relative to a broad cross section of meaningful retail competitors and other companies with whom the Company competes for talent, include companies with varying revenue levels, market capitalizations, total assets, and total employees, among other characteristics (*see* page 36 of the 2013 Proxy Statement).

- The third sentence states that "[the named executives'] total compensation seems to be sufficient to enable these executives to pay for the items in question." This statement involves a circular reference because "total compensation" includes perquisites, regardless of how defined. If perquisites includes all non-salary compensation (which, as described above, is one reading of the definition in the Proposal), then it would not be the case that the salary amount would be sufficient for the named executives to pay for all other compensatory benefits because salary accounts for 10-15% of the pay mix for our named executive officers (*see* page 28 of the 2013 Proxy Statement).

- The fifth sentence notes that for "most private and government employees," reimbursements for certain items "would be against regulations or even illegal and could result in dismissal." This reference is misleading because, as a large public company, not only would such items not be illegal, but certain of the identified compensatory items are quite customary among the Company's competitors and peers. In addition, private and government employees are not relevant comparisons for the Company, which is a large public corporation. *See e.g.*, the Retail and General Industry Peer Groups on page 36 of the 2013 Proxy Statement that consisted solely of companies that were public at that time.

- The fifth sentence is followed by a parenthetical sixth sentence referring to Governor McDonald [sic] of Virginia, which we assume was intended to refer to former Governor Bob McDonnell of Virginia. Based on public reports, Governor McDonnell accepted gifts from persons who were not his employer. Accordingly, the reference to Governor

McDonnell is misleading insofar as accepting gifts from a third party is very different from receiving employer-sponsored benefits. It is also misleading to the extent that it implies that the Company's corporate executive officers are not subject to similar prohibitions. While the standards for elected state officials, such as governors, do not apply to corporate executive officers, the Company's corporate executive officers, like all of its team members, are subject to the Company's Business Conduct Guide, which contains a conflicts of interest section requiring avoidance of conflicts of interest, such as the receipt of third-party gifts. *See* page 21 of the Company's Business Conduct Guide at http://media.corporate-ir.net/media_files/irol/65/65828/BusinessConductGuide.pdf.

- The seventh sentence states the "[t]he value of perquisites is small compared to the high awards in the other categories of compensation." This again depends on how perquisites are defined, and this statement is in conflict with the broad general definition of perquisites provided in the Proposal's supporting statement.

- The eighth sentence sets forth the Proponent's speculation that "perquisites can have the potential to be excessively costly to shareholders if additional perquisites are covered in the future," and then proceeds to list out examples of many types of perquisites that the Company does not provide to its named executives. This reference is misleading insofar as it identifies numerous examples of extravagant perquisites that the Company does not currently provide to its named executives and for which the Company has given no indication that it will provide in the future.

- Finally, the supporting statement also states that "the yearly Advisory Approval of Executive Compensation is advisory only and nonbinding on the Board, and meaningless as such." The statement of the advisory nature of the "say-on-pay" vote implies that the Proposal is binding, which we believe makes it excludable as an improper action for shareholders under Minnesota Law, as discussed in Part I above. However, even if the Proposal was recast as a precatory proposal to address the substantive defect described above, it too would be nonbinding on the Board. In that event, this statement would be misleading because it would create confusion over the binding nature of the Proposal as so recast.

For all the foregoing reasons, the Proposal is objectively false and materially misleading in violation of Rule 14a-9 and therefore is excludable under Rule 14a-8(i)(3).

C. Revision is Permitted Only in Limited Circumstances

While the Staff sometimes permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *See* SLB 14B. As the Staff noted in SLB 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." As evidenced by the number of misleading, vague and indefinite portions of the Proposal discussed above, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3). As a result, the entire Proposal may be omitted under Rule 14a-8(i)(3), and the Proponent should not be given the opportunity to revise it.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter.

Please feel free to call me at 612-766-7769, or Andrew J. Neuharth, Senior Corporate Counsel of Target Corporation, at 612-696-2843, if we can be of any further assistance in this matter.

Thank you for your consideration.

Regards,

FAEGRE BAKER DANIELS LLP

Amy C. Seidel
Partner

cc: Andrew J. Neuharth
Senior Corporate Counsel
Target Corporation

Richard J. Will

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A
Proposal and Related Correspondence

DLD

Richard J. Will

*** FISMA & OMB Memorandum M-07-16 ***

10-04-2013

Timothy R. Baer

Target Corporation

1000 Nicollet Mall Mail StopTPS-2670

Minneapolis, MN 55403

Dear Sir:

Attached find my "Shareholder Proposal – Elimination of Perquisites" being submitted for consideration during the June 2014 annual meeting. I believe I have followed the procedures set forth in Rule 14a-8 and Target bylaws. Attached is a letter from Vanguard confirming that I have held Target stock since October 2012.

Sincerely,

Richard J Will

Richard J. Will Princeton Class of 1952 BSE

PS Please send an E-mail to me at *** FISMA & OMB Memorandum M-07-16 *** to confirm that you have received this Proposal. Thank you.

SHAREHOLDER PROPOSAL – ELIMINATING PERQUISITES

Richard J. Will, *** FISMA & OMB Memorandum M-07-16 *** who has held continuously since March 2000, more than $2000 of shares of common stock and intends to hold said stock through December 30, 2013, will submit the following resolution for stockholder approval at the 2014 annual meeting.

RESOLUTION

Resolved that Target Corporation's Board of Directors and Compensation Committee cease paying for perquisites for all named executives of the corporation starting in fiscal year 2014.

SHAREHOLDER'S SUPPORTING STATEMENT

The definition of perquisite is; a privilege of profit incidental to regular salary or wages. I do not believe that Target's named executives have demanded these payments (with their income tax consequences such as gross ups) nor would they be hard pressed to pay for the items in question. In fact, their total compensation seems to be sufficient to enable these executives to be able to pay easily for these perquisites. (Target's compensation levels are about equal to Walmart's which has 6.5 times total revenue.) For most private and government employees, reimbursements for car use, personal use of company aircraft, reimbursement of financial management expenses, reimbursement of home security expenses, on-site parking, on-site exercise room, spousal travel on business trips, gifts, and executive physicals would be against regulations or even illegal and could result in dismissal. (Governor McDonald of Virginia can attest to this outcome.) The value of perquisites is small compared to the high awards in the other categories of compensation. However, perquisites can have the potential to be excessively costly to shareholders if additional perquisites are covered in the future such as; housing expenses, personal travel, legal services (wills, purchase of homes, divorce), and children's weddings. I realize that this proposal covers some of the same subject matter as the yearly company "Advisory Approval of Executive Compensation" which is approved every year. As such, Rule 14a-8 would indicate that my proposal cannot be accepted. However, the yearly Advisory Approval of Executive Compensation is advisory only and nonbinding on the Board, and meaningless as such. Also, shareholders are invited to express their opinions.

Vanguard

September 23, 2013

RICHARD J WILL

*** FISMA & OMB Memorandum M-07-16 ***

RE: Account Information

To Whom It May Concern:

This letter serves as confirmation that Richard J. Will has held Target Corp. (TGT) stock in his Vanguard Individual Brokerage Account *** FISMA & OMB Memorandum M-07-16 *** since October 2012.

If you have any questions, please call Vanguard Brokerage Services® at **800-992-8327**. You can reach us on business days from 8 a.m. to 10 p.m. or on Saturdays from 9 a.m. to 4 p.m., Eastern Time.

Sincerely,

Retail Investor Group
Vanguard Brokerage Services

01A

*** FISMA & OMB Memorandum M-07-16 ***

TARGET

Direct: (612) 696-2843
Fax: (612) 696-2018
Email: andrew.neuharth@target.com

October 16, 2013

Sent Via Email and UPS

Richard J. Will

*** FISMA & OMB Memorandum M-07-16 ***

Re: Procedural Defects in Rule 14a-8 Proposal

Dear Mr. Will:

On October 8, 2013 (the "Receipt Date") we received the proposal you submitted on October 4, 2013 (the "Submission Date") for inclusion in Target's proxy statement for the 2014 Annual Meeting pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. We are writing to notify you of procedural defects in the proposal and to provide you with an opportunity to remedy those defects by (1) resubmitting your proof of ownership so that it (a) covers the one year period preceding and including the Submission Date, (b) includes the amount of securities you held during that period and (c) is signed by an authorized representative of Vanguard, and (2) providing your statement that you intend to hold the required amount of shares through the date of the 2014 Annual Meeting.

Proof of Ownership

In order to be eligible to submit a shareholder proposal, you must have continuously held at least $2,000 in market value, or 1%, of Target's shares entitled to vote on the proposal at the 2014 Annual Meeting for at least the one-year period preceding and including the Submission Date and continue to hold the required amount of shares through the date of the 2014 Annual Meeting. Upon examination of Target's records, we are unable to verify that you are a record owner of sufficient Target voting shares to be eligible to submit a proposal for the 2014 Annual Meeting.

Pursuant to Rule 14a-8(b), since you are not a record owner you must provide Target with documentation as to your ownership of the required amount of Target voting shares. Sufficient proof must be in the form of either:

- a written statement from the "record" holder of your Target voting shares (usually a broker or bank) verifying that, as of the date you submitted your proposal, you continuously held the required amount of Target voting shares for at least the one-year period preceding and including the submission date; or
- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 filed with the Securities and Exchange Commission ("SEC"), or amendments to those documents or updated forms, reflecting your ownership of the required amount of Target voting shares as of the date on which the one-year eligibility period begins, and a written statement that you continuously held the required amount of Target voting shares for the one-year period.

SEC Staff Legal Bulletin No. 14F provides that the following is an acceptable format for your broker or bank to provide the required proof of ownership as of the date you submitted the proposal for purposes of Rule 14a-8(b):

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

Your proposal includes an unsigned letter, dated as of September 23, 2013, from the Retail Investor Group of Vanguard Brokerage Services indicating that you have held Target stock in your Vanguard brokerage account since October 2012. This letter is insufficient to prove your ownership pursuant to Rule 14a-8(b) because it:

- does not cover the entire one year period preceding and including the Submission Date;
- does not include the amount of Target voting shares held by you in the Vanguard account during the required period; and
- is not signed by a representative of Vanguard Brokerage Services.

Please resubmit your proof of ownership so that it covers the one year period preceding and including the Submission Date, includes the amount of securities you held during that period and is signed by an authorized representative of Vanguard.

Statement of Intention

In addition to the corrected proof of ownership required above, you must provide a statement that you intend to continue ownership of the required amount of Target voting shares through the date of the 2014 Annual Meeting. Your proposal currently only includes your intention to hold the required amount of Target voting shares through December 30, 2013. Please submit your statement that you intend to hold the required amount of shares through the date of the 2014 Annual Meeting

You may direct your response to my attention using the contact information in the letterhead. Please ensure your response is postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. Failure to remedy the procedural defects discussed in this letter within that time period may entitle Target to exclude the proposal from its 2014 proxy statement. Please note that, even if you remedy the procedural defects, the proposal might raise other issues that form a basis for exclusion from Target's 2014 proxy statement.

We appreciate your cooperation.

Best Regards,

Andrew J. Neuharth
Senior Corporate Counsel

cc: Dave Donlin

10/29/2013

FAX TO 1-612-696-2018

THE TARGET CORP ATT: ANDREW NEUHARTH

Dear Mr. Neuharth:

Following is a revised letter dated 10/29/2013 showing proof of ownership in accordance with your letter of 10/16/2013.

This meets your deadline of 10/30/2013 so ignore my request for more time.

Richard J Will

Richard J. Will

Vanguard

P.O. Box 1170
Valley Forge, PA 19482-1170

www vanguard.com

October 29, 2013

RICHARD J WILL

*** FISMA & OMB Memorandum M-07-16 ***

RE: Account Information

To Whom It May Concern:

This letter serves as confirmation that, as of October 4, 2013, Richard J Will's Vanguard Individual Brokerage Account held, and has held continuously for at least one year, 200 voting shares of Target Corp (TGT) common stock.

Vanguard Brokerage Services is providing this information at Richard J. Will's request. This letter serves as information only and is not an official tax document. For more information, we recommend he consult a qualified tax professional.

If you have any questions, please call Vanguard Brokerage Services® at **800-992-8327**. You can reach us on business days from 8 a.m. to 10 p.m. or on Saturdays from 9 a.m. to 4 p.m., Eastern Time.

Sincerely,

Cassandra Velez
Supervisor

AXZ

*** FISMA & OMB Memorandum M-07-16 ***

Richard J. Will

*** FISMA & OMB Memorandum M-07-16 ***

10/20/2013

Andrew J. Neuharth

Senior Corporate Counsel

Target Corporation

1000 Nicollet Mall TPS-3155

Minneapolis, MN 55403

Dear Mr Neuharth:

This is to inform you that in connection with my shareholder proposal submitted on 10/4/2013 and as required by Rule 14a-8, I intend to continue to hold my (200) common stock voting shares of Target Corporation through the date of the 2014 Annual Meeting in June 2014.

Vanguard is sending the proper proof of ownership as per your request.

Sincerely,

Richard J. Will

Richard J. Will

Andrew.Neuharth

From: Andrew.Neuharth
Sent: Wednesday, October 30, 2013 4:35 PM
To: 'Richard Will'
Subject: RE: My shareholder proposal

Mr. Will,

Thanks! I received both communications.

Regards,

Andrew

Andrew J. Neuharth | Senior Corporate Counsel | Law Department | Target | 1000 Nicollet Mall, TPS-2672
| Minneapolis, MN 55403 | 612-696-2843 (ph) | 612-696-2018 (fax)

-----Original Message-----
From: Richard Will *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, October 30, 2013 9:33 AM
To: Andrew.Neuharth
Subject: Re: My shareholder proposal

Mr. Neuharth:
I faxed a revised letter last night at 9PM meeting the deadline. Vanguard came thru in time. Please email me that you have this 10/29 fax as well as my letter of 10/20 indicating that I intend to hold my 200 shares past the 2014 Annual meeting.
Thank you.
Richard J. Will

Sent from my iPad

> On Oct 30, 2013, at 8:38 AM, Andrew.Neuharth <Andrew.Neuharth@target.com> wrote:
>
> Mr. Will,
>
> Thanks for the follow-up communication. The 14-day deadline comes directly from SEC Rule 14a-8(f), which provides that you have 14 calendar days from the date you received my prior letter (a copy of which is attached for your reference) to correct the deficiency in your submitted proposal. As mentioned in that prior letter to you, your original proposal did not include sufficient proof of ownership pursuant to Rule 14a-8(b)(2). Failure to remedy the defects noted in that prior letter within 14 calendar days of the date you first received that prior letter will entitle Target to exclude the proposal from its 2014 proxy statement.
>
> Regards,
>
> Andrew
>
> Andrew J. Neuharth | Senior Corporate Counsel | Law Department | Target | 1000 Nicollet Mall, TPS-2672 | Minneapolis, MN 55403 | 612-696-2843 (ph) | 612-696-2018 (fax)

>
> -----Original Message-----
> From: Richard Will *** FISMA & OMB Memorandum M-07-16 ***
> Sent: Tuesday, October 29, 2013 12:11 PM
> To: Andrew.Neuharth
> Subject: My shareholder proposal
>
> Dear Mr. Neuharth:
> I left a phone message a few minutes ago asking for an extension of time for producing a proof of ownership that conforms to your letter of 10/16/13. I requested a revised and signed letter on 10/16 but this request was ignored in error by Vanguard and after repeated emails and telephone calls, they still say they now need several more days to produce the letter. The annual meeting is not until June 2014 so it appears to me there is no rush. Thanks. Call me if there is a problem *** FISMA & OMB Memorandum M-07-16 *** I know that your letter says 14 days from the 10/16/13 letter which means that tomorrow 10/30/13 is when you wanted the revised letter.
> Richard J. Will
>
> Sent from my iPad
> <TARGET-#1543773-v2-Shareholder_Proposal_Procedural_Defect_Notice_-_2014_....pdf>